LOUIS M. “MIKE” RICCIO, JR.	1284 N. TELEGRAPH ROAD
Senior Vice President &	MONROE, MICHIGAN 48162-3390
Chief Financial Officer	Phone: 734-384-5712
Mike.riccio@la-z-boy.com

February 22, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631

Attn:  Rufus Decker

RE:	La-Z-Boy Incorporated
Form 10-K for the Year Ended April 28, 2012
Filed June 19, 2012
Form 10-Q for the Period Ended October 27, 2012
Filed November 28, 2012
Definitive Proxy Statement on Schedule 14A Filed July 9, 2012
Form 8-K
Filed November 28, 2012
File No. 1-9656

Dear Mr. Decker:

This letter is being sent in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K and subsequent filings, provided in the letter dated February 1, 2013 (the “Comment Letter”), addressed to Mr. Louis M. Riccio, Jr., La-Z-Boy Incorporated’s Senior Vice President and Chief Financial Officer.

For convenience of reference, we have set forth your comments below, followed by our response.

Form 10-K for the Year Ended April 28, 2012

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 30

1.	Please enhance your liquidity disclosures to address the following:

United States Securities and Exchange Commission
February 22, 2013, Page 2

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and
•
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:

As of April 28, 2012 and January 26, 2013, our foreign cash and short term investments accounted for about 3% of our total cash and short-term investments.   Based on our interpretation of Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a, we do not plan to disclose the amount of our foreign cash and short term investments until it becomes material, which we do not expect to occur in the near future. As noted in Note 15 of the Notes to Consolidated financial Statements, for our Asian operating units, we continue to permanently reinvest the earnings and consequently have not recorded a deferred tax liability relative to these undistributed earnings.  The amount of any such deferred tax liability would be insignificant.

Critical Accounting Policies

Long-Lived Assets, page 35

2.
Your segment disclosures on page 62 and your Form 10-Q for the period ended October 27, 2012 indicate that you have incurred recurring operating losses for the retail segment for each of the three years ended April 28, 2012 as well as the six months ended October 27, 2012. Please disclose what consideration you have given to these recurring losses in your impairment assessments of long-lived assets related to this segment.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:

In our discussion regarding long-lived assets, we included discussion in our Management’s Discussion and Analysis and also in our Note 4 of the Notes to Consolidated Financial Statements regarding our impairment assessments of our long-lived assets of the Retail segment.  The long-lived assets of our Retail segment consist primarily of leasehold improvements (which are not significant at an individual store level) and, in limited circumstances, real estate consisting of land and building.  For our testing of the Retail segment, each store is considered an asset group, and we utilize current market appraisals for real estate and/or the estimated undiscounted cash flows of each store individually to assess impairment.  While our Retail segment has experienced recurring operating losses, we have progressively improved our operating results over the past several years as shown below:

United States Securities and Exchange Commission
February 22, 2013, Page 3

Retail Operating Income/(Loss) in thousands:
Fiscal year 2009		$(34,841)
Fiscal year 2010		$(19,825)
Fiscal year 2011		$(15,078)
Fiscal year 2012	$	(7,819)
Nine months ended Jan 26, 2013		$105

In the operating results shown above, we have some stores which are profitable and other stores which are unprofitable.  We have reviewed the current quoted market prices for real estate, and/or the cash flows of our unprofitable stores, and we do not have a material amount of long-lived assets at those stores which would cause us to record an impairment.  As indicated in Note 4, we have taken impairment charges as recently as fiscal 2011 for certain unprofitable stores.

Financial Statements

Consolidated Balance Sheet, page 41

3.
In light of your acquisition of La-Z-Recliner Shops, Inc. in the second quarter of fiscal 2013 and the corresponding increase in the amounts of goodwill and other intangible assets recorded, please present goodwill and other intangible assets separately on the face of your balance sheet.  Refer to ASC 350-20-45-1 and ASC 350-30-45-1.

Response:
We will present goodwill and other intangible assets as separate lines on the face of our balance sheet in future filings, beginning with our Form 10-Q for our fiscal 2013 third quarter.

Notes to the Financial Statements

Note 1.  Accounting Policies, page 45

General

4.	Please disclose your goodwill impairment policy in the notes to the financial statements as well as a critical accounting policy, if appropriate. Please include the following in your disclosures:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	How you weight each of the methods used to value goodwill, including the basis for that weighting; and

United States Securities and Exchange Commission
February 22, 2013, Page 4

•
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

o	Identify the reporting unit;
o	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
o	The amount of goodwill;
o	A description of the assumptions that drive the estimated fair value;
o
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

o	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In our fiscal 2013 10-K, we will include our goodwill impairment policy.  Our policy is expected to be as follows:

We test indefinite-lived intangibles for impairment on an annual basis in the fourth quarter of our fiscal year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment by comparing the fair value of our reporting unit to its carrying value. The reporting unit for our goodwill is our southern Ohio retail market because the acquisition of this market is where the goodwill was generated.  The fair value for the reporting unit is established based upon the discounted cash flows.  In situations where the fair value is less than the carrying value, indicating a potential impairment, a second comparison is performed using a calculation of implied fair value of goodwill to measure any such impairment.

When we perform our annual impairment testing, if the fair value of the related operating unit does not substantially exceed its carrying value and any such impairment could materially impact our operating results, we will provide the required disclosures.  Our total goodwill balance is $12.8 million, which is related solely to the recently acquired southern Ohio retail market.

United States Securities and Exchange Commission
February 22, 2013, Page 5

Note 14.  Segment Information, page 61

5.
Please separately present revenues from external customers and intersegment revenues for each reportable segment.  Please also disclose the amount of each segment’s operating income which is derived from intersegment revenues.  Refer to ASC 280-10-50-22(a) and (b) and 50-30 as well as the examples provided in ASC 280-10-55-48 and 55-49.  Please show us in your supplemental response what the revisions will look like in future filings.

Response
In future filings, we will present separately sales from external customers and intersegment sales for each reportable segment.  Our disclosure will be as follows:

(Unaudited, amounts in thousands)	4/28/12	4/30/11	4/24/10
Sales
Upholstery Segment:
Sales to External Customers	$871,511	$831,603	$826,391
Intersegment Sales	103,592	85,264	78,480
Upholstery Segment Sales	975,103	916,867	904,871
Casegoods Segment:
Sales to External Customers	133,479	147,539	141,445
Intersegment Sales	6,160	4,995	5,261
Casegoods Segment Sales	139,639	152,534	146,706

Retail Segment Sales	215,490	176,987	153,620
VIEs, net of intercompany sales eliminations	8,840	29,105	53,173
Corporate and Other	2,356	1,909	4,583
Eliminations	(109,752)	(90,259)	(83,741)
Consolidated Sales	$1,231,676	$1,187,143	$1,179,212

We do not believe that ASC 280-10-50-22(a) and (b) and 50-30 require us to disclose the amount of each segment’s operating income which is derived from intersegment revenues.  Any elimination of intersegment profit is included in ‘Corporate and Other’ in our Operating Income/(Loss) in our segment disclosure, and historically this amount of intersegment profit elimination has been immaterial (less than 1% of our operating income in fiscal 2012)  to the amount(s) of operating income presented.

6.
Please disclose the basis of accounting used for transactions between reportable segments pursuant to ASC 280-10-50-29(a). Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In future filings, we will disclose the following with respect to the basis of accounting used for transactions between reportable segments:

We account for intersegment revenue transactions between our segments consistent with independent third party transactions, that is, at current market prices. As such, the manufacturing profit related to sales to our Retail segment is included within the appropriate Upholstery or Casegoods segment.

United States Securities and Exchange Commission
February 22, 2013, Page 6

Note 15.  Income Taxes, page 62

7.	Please expand your disclosures to address the following:

•
During fiscal 2012, you concluded that certain valuation allowances totaling $46.2 million associated with certain U.S. federal, state and Canadian deferred tax assets should be reversed because it had become more likely than not that the value of those deferred tax assets would be realized.  Please expand your disclosures to better explain the specific triggering events or circumstances which occurred in 2012 and led to the reversal;

Response:
The valuation allowance against our net deferred tax assets was established in fiscal 2009 as a result of the significant operating losses we generated due to the severe economic downturn which began in 2008.  The valuation allowance was established at that time based on our conclusion that it was more likely than not that these deferred tax assets would not be realized.  The more likely than not conclusion was based primarily on the fact that our operating losses resulted in a three-year cumulative loss position, and that estimates of future taxable income at that time were difficult to reasonably predict.  Further, our cumulative three-year operating losses were significant negative evidence which was difficult to overcome.  Given the objectively verifiable negative evidence of a three-year cumulative loss and the uncertainty around our ability to generate profit in the future, we excluded projected taxable income (aside from reversing taxable temporary differences) from our assessment of income that could be used as a source of taxable income to realize our deferred tax assets.

During fiscal 2012 we came out of our three year cumulative operating loss position.  We entered fiscal 2012 in a three-year cumulative loss position (which we considered to continue to be significant objectively verifiable negative evidence).  We had however started to generate a consistent trend in improving operating profits, most notably in the second half of fiscal 2011. We were still cautious however about our ability to generate operating profit in fiscal 2012 due in part to our concern over the possibility of a double dip recession occurring, which was a broad based concern regarding the overall economic recovery at that time, acknowledging that our product lines (consumer based durable goods) are among those most immediately impacted during economic downturns.  This is clearly evidenced by our operating results during the 2008 economic downturn.  Based on these concerns and the existence of a three-year cumulative loss as we entered fiscal 2012 we believed it prudent to assess our fiscal 2012 operating results in the context of our conclusion regarding the valuation allowance.  Due to the reasonable possibility that the valuation allowance would be reversed in fiscal 2012, we had, however, included an "early warning" disclosure in our fiscal 2011 consolidated financial statements.

United States Securities and Exchange Commission
February 22, 2013, Page 7

Our first quarter is historically our weakest quarter, and we had generated operating losses in the first quarter of the prior year.  Any operating losses generated in the first quarter of fiscal 2012 would have served only to increase our three-year cumulative loss position at that time as well as provided evidence that we failed to meet our operating budget for the first quarter, thus causing us to reassess forecasts for the remainder of fiscal 2012.  Our first quarter results of fiscal 2012 did however generate an operating profit, which showed improvement not only versus the first quarter of the prior year but also exceeded our first quarter budgeted operating performance.  These first quarter results caused us to reassess our more likely than not conclusion because (i) we would come out of our  three-year cumulative loss position in fiscal 2012,  (ii) our most recent operating performance exceeded both the comparable prior period as well as our then operating budget, and (iii) our assessment of the then economic conditions was more favorable as concerns over double dip recession were tempered, and a somewhat more favorable (although cautious) assessment was made regarding the economic recovery.  All of these factors led us to conclude that our fiscal 2012 operating profit forecasts were reasonable and attainable at that time (which turned out to be the case as evidenced by our full year fiscal 2012 operating performance).  Because of all of the above, we concluded that it was more likely than not that our deferred tax assets would be realized and reversed the valuation allowance during fiscal 2012.

•	Please disclose the amount of pre-tax income that you need to generate to realize your deferred tax assets; and

Response:
Based upon the level of our net deferred tax assets, we would need to generate approximately $130 million of pre-tax income to fully realize the recorded value of our net deferred tax assets.

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income.

Response:
As part of our assessment of projecting future taxable income, we look to a number of leading economic indicators to assess expected trends impacting future performance.

At the time of the release of the valuation allowance, we were projecting positive pre-tax income and taxable income for all forecasted periods.

Please show us in your supplemental response what the revisions will look like in future filings.

United States Securities and Exchange Commission
February 22, 2013, Page 8

Response
We believe the second paragraph of Note 15 of our Consolidated Financial Statements sufficiently addressed the applicable trigger events we considered regarding the release of the valuation allowance.  In future filings, we will, however, modify the first three paragraphs of our disclosure in Note 15 as follows:

We evaluate our deferred taxes to determine if a valuation allowance is required.  Accounting standards require that we assess whether a valuation allowance should be established based on the consideration of all available evidence using a “more likely than not” standard with significant weight being given to evidence that can be objectively verified.

During fiscal 2012 we concluded that certain valuation allowances totaling $46.2 million associated with certain U.S. federal, state and Canadian deferred tax assets should be reversed because we believed that it had become more likely than not that the value of those deferred tax assets would be realized.  The reduction in the valuation allowance was primarily the result of the following factors at the point we reduced the allowance:  (i) our cumulative three-year pretax income position, (ii) our most recent operating results, which had exceeded both our operating plan and prior year results, and (iii) our then-current forecasts, all of which caused us to temper our concerns at that time regarding the economic environment.

The evaluation of the amount of net deferred tax assets expected to be realized necessarily involves forecasting the amount of taxable income that will be generated in future years. We have forecasted future results using estimates management believes to be reasonable, which are based on objective evidence such as expected trends resulting from certain leading economic indicators.  Based upon our net deferred tax asset position at April 28, 2012, we estimate that about $130 million of future taxable income would need to be generated to fully recover our net deferred tax assets.  The realization of deferred income tax assets is dependent on future events. Actual results inevitably will vary from management’s forecasts. Such variances could result in adjustments to the valuation allowance on deferred tax assets in future periods, and such adjustments could be material to the financial statements.

Note 16.  Variable Interest Entities, page 65

8.
Your disclosures on page 25 indicate that you acquired the Southern California variable interest entity in the fourth quarter of fiscal 2011.  Please disclose how you accounted for this acquisition, including the impact of the acquisition on your financial statements.  Pleaseshow us in your supplemental response what the revisions will look like in future filings.

Response:
In Note 17 (Variable Interest Entities) in our fiscal 2011 10-K, we disclosed how we accounted for the acquisition of our southern California variable interest entity as shown below:

United States Securities and Exchange Commission
February 22, 2013, Page 9

Additionally, during the fourth quarter of fiscal 2011 we executed an agreement to acquire one of our independent dealers which was previously consolidated as a VIE.  The acquisition of this VIE was accounted for as an equity transaction, therefore no gain or loss as a result of this acquisition was recognized in our Consolidated Statement of Operations.  Noncontrolling interests in the accumulated deficit of this VIE, in the amount of $8.6 million was reclassified to retained earnings.  The operating results of the 15 stores for this VIE were included in our Retail Group for our fourth fiscal quarter.

We believe that this disclosure was appropriate in fiscal 2011, and we did not repeat this disclosure in our fiscal 2012 10-K based upon the relative insignificance to our financial position and results of operations.

9.
During the third quarter of fiscal 2012, you deconsolidated your last variable interest entity due to the expiration of the operating agreement that previously caused you to be its primary beneficiary.  Please disclose how you accounted for the deconsolidation, including the impact the deconsolidation had on your statements of income.  Refer to ASC 810-10-50-12(b).  Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In Note 1 (Accounting Policies under Principles of Consolidation), we disclosed how we accounted for the deconsolidation of our last variable interest entity as shown below and we believe this disclosure conforms with the accounting requirements with no further revision required:

During the third quarter of fiscal 2012, we deconsolidated our last VIE due to the expiration of the operating agreement that previously caused us to be considered its primary beneficiary.  This entity was an independent La-Z-Boy Furniture Galleries® dealer operating nine stores.  Sales and operating income, net of eliminations, for this VIE were $8.8 million and $1.0 million, respectively, for fiscal 2012.  Upon deconsolidation of this VIE, we removed from our consolidated financial statements net liabilities of $2.7 million and increased noncontrolling interest by $1.6 million, resulting in a $1.1 million non-cash operating gain in our consolidated statement of income.

10.
In regards to your interests in three independent La-Z-Boy Furniture Galleries dealers for which you are not the primary beneficiary, please expand your disclosures pursuant to ASC810-10-50-12(d) to better explain the nature of your involvement with these variable interest entities.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In regards to our interests in three independent La-Z-Boy Furniture Galleries ® dealers, we previously disclosed that we had ‘significant interests’ in these entities due to our unreserved credit exposure. We also previously disclosed that these entities were not variable interest entities requiring consolidation because we were not the primary beneficiary. That assessment was based upon (a) our lack of power to direct the activities of the VIE that most significantly impacted the entity’s economic performance, and (b) the lack of an obligation on our part to absorb losses or a right on our part to receive benefits from the VIE that could potentially be significant to the VIE. Over recent years, we have continued to reduce our exposure to these entities due to changes in arrangements with our dealers generally as well as the continued reduction of our credit exposure to these entities. As a result, we no longer have ‘significant interests’ in these entities and will not include any disclosures about them in our future filings.

United States Securities and Exchange Commission
February 22, 2013, Page 10

Note 19.  Income from Continued Dumping and Subsidy Offset Act, page 68

11.
If the Federal Circuit were to reverse the judgments of the Court of International Trade and determine that the Non-Supporting Producers are entitled to distributions under the Continued Dumping and Subsidy Offset Act of 2000, it appears possible that you would have to return all or a portion of your share of distributions.  Given that there appear to be unresolved contingencies related to these distributions, please tell us how you determined it was appropriate to record income when the distribution amounts were received.  Refer to ASC 450-30-25-1.

Response:
We agree with the Staff that ASC 450-30-25-1 is the appropriate guidance. ASC 450-30-25-1 indicates that a gain should not be recognized before its realization.  As further set forth in ASC 450, a realized gain is one where cash has been received without expectation of repayment or refund.  In this case, the funds were received and we have no expectation of repayment or refund.   Prior to our receipt of the funds, the Federal Circuit Court of Appeals denied motions of the Non-Supporting Producers to enjoin U.S. Customs from making the distributions, finding that the Non-Supporting Producers failed to “establish a strong likelihood of success on the merits or ... demonstrate that [they have] a substantial case on the merits.”  We understood that even if the Court of Appeals ultimately reversed the judgments below, Customs would not be required to seek return of these payments.  Taking into consideration advice from our external legal counsel and our assessment of the facts based upon all readily available information, we concluded that the likelihood that we would be required to return money was remote.  As a result, and in accordance with ASC 450, while we disclosed the possibility that we would have to return the payments we received, we also disclosed that we did not expect this to occur.  Accordingly, we recorded the $16.3 million as a gain in our financial statements during fiscal 2012, as we concluded this gain was realized based on the guidance set forth in ASC 450.

Schedule II –  Valuation and Qualifying Accounts, page 74

12.
Please present the activity related to your product returns allowance in your schedule pursuant to Rule 12-09 of Regulation S-X.  Please show us in your supplemental response what the revisions will look like in future filings.

United States Securities and Exchange Commission
February 22, 2013, Page 11

Response:
In future filings, we will present activity related to our product returns allowance in our Schedule II – Valuation and Qualifying Accounts as shown below:

		Additions
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Product Warranties:
April 28, 2012	$13,854	$15,074	$—	$(14,601)	$14,327
April 30, 2011	14,773	12,940	—	(13,859)	13,854
April 24, 2010	14,394	14,248	—	(13,869)	14,773

Form 10-Q for the Period Ended October 27, 2012

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 28

13.
You present cash from net income net of non-cash add-backs.  Given that this appears to represent non-GAAP financial measure, please provide the disclosures required by Item 10(e) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In future filings, we will no longer present net income net of non-cash add-backs.

Definitive Proxy Statement on Schedule 14A Filed July 9, 2012

Compensation Discussion and Analysis, page 18

Base Salary, page 21

14.
Please refer to comment 27 in our letter dated October 27, 2009.  We note that your disclosure continues to broadly characterize the elements influencing the increases in 2012 salaries.  In future filings please contextualize the elements influencing the compensation committee’s salary determination for each named executive officer.  Please provide us supplementally with this disclosure for year 2012.

United States Securities and Exchange Commission
February 22, 2013, Page 12

Response:
We have reviewed your comments and will include in our future filings more discussion regarding the elements which influence the compensation committee’s determination of the salary for each named executive officer similar to the following:

In June 2012, the committee reviewed the salary levels for each named executive officer.  As part of the salary review process, the committee reviewed and considered the performance of each named executive officer; relevant market data provided by the committee’s compensation consultant, Hay Group, the parity of compensation between various levels of management, and the company’s overall performance.  Consistent with the typical increase we paid to our other managers in fiscal 2013, the committee approved increases for each named executive officer of 2.5%, rounded up to the nearest thousand dollars.

Short Term Incentive Awards (Management Incentive Program), page 21

15.
We note that the 2012 annual bonus was significantly larger than the prior years.  With a view towards disclosure, please tell us how the compensation committee determined the financial target levels, especially the operating margin which accounted for two-thirds of the bonus.  We note that the threshold, target and maximum levels of the operating margin for FYE 2011 were greater than the 2012 levels.

Response:
In 2011 we set our operating margin targets at 5.6%, a 40% improvement over the previous year’s target and a 65% increase over the previous year’s actual, with the threshold at 3.6% operating margin.  Due to significant raw material price increases that were not offset by volume efficiencies, our operating margin was below threshold for fiscal year 2011.  When the Compensation Committee set targets for fiscal year 2012, emphasis was placed on higher operating income dollars generated on incremental sales volume as compared to the prior year in order to increase our overall operating margin, therefore, the operating margin was weighted at 2/3 of our award while net sales was weighted at 1/3.  Our target operating margin was established at 4%, which was an 82% increase over the 2011 fiscal year actual operating margin.  Our actual adjusted margin for fiscal 2012 was 4.1%, excluding restructuring expense.  Based on our actual results in fiscal year 2011 declining significantly from our fiscal 2010 actual results, the targets for fiscal 2012 were adjusted to reflect that decrease, but still set aggressive targets for 2012 fiscal year.

Executive Deferred Compensation Plan, page 24

16.
Please refer to your footnote (1) of your Non-Qualified Deferred Compensation disclosure on page 32.  In light of Instruction 2 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, please clarify for us whether the salary and bonus amounts deferred by Mr. Darrow have been reflected in the appropriate columns in the summary compensation table.

United States Securities and Exchange Commission
February 22, 2013, Page 13

Response:
The deferred salary and non-equity incentive plan compensation amounts for Mr. Darrow have been reflected in the appropriate columns, and in their respective years, in the summary compensation table.  The non-equity incentive plan deferral reflected in the Non-Qualified Deferred Compensation Table relates to the bonus earned for fiscal year 2011 and paid or deferred in fiscal year 2012.

Form 8-K Filed November 28, 2012

17.
You disclose the percentage by which same-store written sales, same-store sales and total written sales each increased.  Please expand your disclosures to clearly convey the differences between each of these sales amounts as well as how each is computed.  Please show us in your supplemental response what the revisions will look like in future filings.

Response:
In our Form 8-K filed November 28, 2012, we discussed same-store written sales, same-store sales and total written sales.  When the terminology of same-store sales was utilized in this filing, it was referring to same store written sales.  In future filings, we will ensure that we maintain the correct wording.  We defined total written sales in our previously filed Form 8-K as including new and closed stores.  In future filings we will clarify the definition of same-store written sales as the following:

Same-store written sales are the sales of all currently active stores which have been opened for a minimum of 12 months.

In connection with your comment and our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or further comments that you may have.

Very truly yours,

/s/ Louis M. Riccio, Jr.
Louis M. Riccio, Jr.
Senior Vice President and Chief Financial Officer